Filed by Boston Scientific Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Guidant Corporation
Commission File No.: 001-13388

The following presentation material was distributed to Guidant employees on February 6, 2006.

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Guidant

All-Employee Meetings

February 1, 2006

Transition Principles	[LOGO]

•                  Rapid close

•                  Open communication

•                  Minimize disruption

•                  Rapid cycles of discussions and decisions

•                  Engage employees

•                  Focus on value creation drivers

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific’s mission is to improve the quality of patient care and increase health care productivity

Boston Scientific’s Mission Statement

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Boston Scientific’s mission is to improve the quality of patient care and the productivity of health care delivery through the development and advocacy of less-invasive medical devices and procedures.

This is accomplished through the continuing refinement of existing products and procedures and the investigation and development of new technologies that can reduce risk, trauma, cost, procedure time and the need for aftercare.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific has evolved from early pioneer to industry leader

Global Leadership in Interventional Medicine

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Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific is a global, multi-billion dollar company focused on less-invasive medical devices and procedures

Boston Scientific Corporation Profile

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General Facts:

•                  Founded in 1979 with 38 employees, $2 million in sales. Now Fortune 500 company

•                  World’s largest medical device company dedicated to less-invasive therapies

•                  Portfolio of 15,000 products, many with market leading positions

•                  The TAXUS® drug eluting stent has been the most successfully launched product in the history of the industry

•                  Corporate HQ: Natick, MA

•                  Regional HQs: Singapore, Paris, Tokyo

•                  Website: www.bostonscientific.com

Product Innovation:

•                  9,000+ Patents issued

•                  $569 Million invested in R&D (‘04)

•                  $1.2 Billion in 22 Investments (‘04)

Financials:

•                  $5.6 Billion Revenue (‘04)

•                  27.5% CAGR* (‘01-‘04)

•                  $1.4 Billion Net Income (‘04)

•                  NYSE: BSX

Demographics:

•            19,500+ Employees

•            Direct marketing & sales in more than 40 countries

•            16 Primary manufacturing locations in U.S., Ireland & Costa Rica

*                                         Compound Annual Growth Rate

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

A strong management team is leading Boston Scientific through its next phase of growth

[GRAPHIC]	James R. Tobin		Paul LaViolette
	President and Chief Executive Officer	[GRAPHIC]	Chief Operating Officer

Executive Committee

•                  Lawrence C. Best – Executive Vice President for Finance and Administration, and Chief Financial Officer

•                  Brian R. Burns – Senior Vice President, Quality

•                  Fred A. Colen – Executive Vice President & Chief Technology Officer

•                  Paul Donovan – Senior Vice President, Corporate Communications

•                  Jim Gilbert – Senior Vice President

•                  Jeff H. Goodman – Senior Vice President, and President of International

•                  Stephen F. Moreci – Senior Vice President & Group President, Endosurgery

•                  Ken Pucel – Senior Vice President, Operations

•                  Lucia L. Quinn – Senior Vice President, Human Resources

•                  Dr. Mary E. Russell, MD, FACC – Senior Vice President, Clinical and Regulatory, and Chief Medical Officer

•                  Paul W. Sandman – Executive Vice President, Secretary and General Counsel

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific is organized into three major groups and eleven distinct businesses

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Groups	Cardiovascular		Endosurgery		Neuromodulation

Businesses	Neurovascular	Electrophysiology	Endoscopy	Oncology	Pain Management	Auditory

	Interventional		Urology
Cardiology
Gynecology
Peripheral
Interventions

Vascular
Surgery

International Sales & Marketing

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Strategic Priorities

A. Accelerate profitable base-business growth.

B. Invest to expand DES market and fortify global leadership

C. Deliver on “game changer” products & markets

D. Build new scale beyond “catheter/stent” platforms: CRM and others.

E. Continuously improve an efficient, effective organization

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific products help treat a broad range of medical conditions throughout the body

NEUROMODULATION	[GRAPHIC]	NEUROVASCULAR

PERIPHERAL VASCULAR		ELECTROPHYSIOLOGY

VASCULAR SURGERY		CARDIOVASCULAR

ONCOLOGY		GYNECOLOGY

ENDOSCOPY		UROLOGY

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Over 25 years of Innovation has led to a broad portfolio of more than 15,000 products

Sampling of Boston Scientific’s Product Portfolio

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Detachable Coils	Balloons	Grafts	Enteral Feeding	Ablation

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Cardiac Mapping	Embolics	Stents	Stone Retrieval	Embolic Protection

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Biopsy Systems	Peripheral Dilatation	Ureteral Stents	Catheters / Guidewires	Neuro-stimulation

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

We Achieve Global Leadership in our Key Markets

Interventional Cardiology

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•                  90%+ of sales from market leading products

•                  Represents 73% of BSC total business

Endosurgery

(Endoscopy, Oncology, Urology, Gynecology)

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•                  75% of sales from market leading products

•                  Represents 19% of BSC total business

Q4 2004; Source: company results, analyst reports, MRG reporting

Includes vascular sealing and embolic protection

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

The Neuromodulation group was formed in 2004 and represents an exciting growth opportunity for BSC

Neuromodulation Group

Revenue by Business

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2004	$46 Million
2005 est.	$146 Million

Medical Conditions

•            Chronic Pain

•            Neurological Disorders

•            Hearing Loss/Deafness

•            Migraine Headaches

Solutions

•            Neurostimulation

•            Cochlear Implants

•            Spinal Cord Stimulators

•            Microstimulators

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Precision® Spinal Cord Stimulator

[LOGO]	The Neuromodulation Group was formed through the acquisition of Advanced Bionics in 2004.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Accelerate profitable base-business growth

Accelerate profitable base-business growth. Growth in existing markets…

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Pain Management		Drug-Eluting Stents
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	Auditory		Neurovascular Stents

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Endoscopy	Women’s Health		Endourology

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Invest to expand DES market and fortify global leadership

DES Pipeline

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•                  Apex™ Balloon Catheter

•                  Radical Advances

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•                  TAXUS® Barracuda Stent

•                  New stent material- thin struts w/o compromise

•                  Apex™-based delivery

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•                  Long-term DES GLP studies underway

•                  FIM Planned for ‘06

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TAXUS® PetalTM Bifurcation Stent

•                  Barracuda & Apex Technology

•                  Design optimization & pre-clinical studies underway

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Not Available for Sale in the U.S.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Deliver on “game changer” products & markets

Robust Product Pipeline

Product Priorities that may shape our future

[GRAPHIC]	[GRAPHIC]	[GRAPHIC]	[GRAPHIC]
Cardiac Rhythm	Carotid Stenting and	Endovascular Aortic	Next-Generation
Management (CRM)	Embolic Protection	Repair (EVAR)	Drug-Eluting Stents
Cameron Health	EndoTex NexStent (1)	TriVascularAAA	TAXUS® Liberté™ (2)
Cardioverter Defibrillator(1)	Wallstent® (2)	Stent Graft (1)

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Single-Use	Bifurcated Stents	Pain	Pain
Endoscope		Management	Management
Endovations (1)	Petal Stent (1)	Precision Spinal Cord	bion Microstimulator (1)
Stimulation System

Endoscopy Suite

(1) CAUTION: Investigational device. Limited by Federal law to investigational use.

(2) Not available for sale in the United States.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Build new scale beyond “catheter/stent” platforms: CRM and others.

CRM Market
Why we like it!

[CHART]

Forecasted
‘06 – ‘08
CAGR
Total	12%

ICDs	10%

CRT-Ds	23%

Pacemakers	3%

Source: Wall Street Research.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Guidant Acquisition

•                  Consistent with BSC Strategy

•                  Long-term interest in CRM

•                  DES Alternative

•                  Diversification and Growth

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Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Achieving Enhanced Diversification and Higher Growth

Boston Scientific Sales Breakdown	Combined Pro Forma Sales Breakdown

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Preeminent pure play in medical devices

Source:  BSC Management estimates. Figures shown assume 2006 full year of combined operation, adjusted for planned Guidant asset divestitures.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Key Value Drivers

CRM Market Position Recovery Goals

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Source: Company estimates.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Key Value Drivers

Growth Through DES Platform Diversification

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•	TAXUS™ position	•	Immediate access
•	Pipeline	•	Differentiated platforms
•	Primary program	•	‘Olimus alternative

TECHNOLOGY PORTFOLIO

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Creating a Global Leader in Cardiovascular Devices

2006 Est. Cardiovascular Device Sales

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Note: BSC-Guidant based on Wall Street Case and Company estimates, reflecting full year of combined operation adjusted for planned Guidant asset divestitures. All others based on Wall Street Research.

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Continuously improve an efficient and effective organization

Current Initiatives that drive continuous improvements

Project Horizon

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E-Manufacturing

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STRIVE

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Japan Restructuring

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Lean Product Development Proc

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Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Boston Scientific Invests in the Communities
Where We Work and Live

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•                  As Boston Scientific has grown, so has our commitment to giving back to the communities where we work and live

•                  Through the Boston Scientific Foundation, we support organizations and causes that support individuals and communities by promoting improvements in two critical areas – health and education

•                  Since its inception in 2002, the Foundation has donated approximately $4 million in grants to more than 150 charitable organizations

•                  Annually, Boston Scientific contributes more than $25 million towards research, education and local communities

•                  We continue to organize and participate in numerous volunteer programs at Boston Scientific sites worldwide

Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

Where else would we rather be?

Growth

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Guidant

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Size and Shape

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Future Technologies

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Confidential information of Boston Scientific Corporation.  Do not copy or distribute.

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Thank you.